May 26, 2005

via facsimile and U.S. mail

Mr. Richard R. Walters
President
Little Squaw Gold Mining Company
3412 S. Lincoln Drive
Spokane, Washington  99203-1650

	Re:	Little Squaw Gold Mining Company
		Form 10-KSB, filed March 29, 2005
		File No. 001-06412

Dear Mr. Walters:

      We have reviewed the above filing and have the following engineering comments. Our review has been limited to the areas
identified below.   Please provide us a response to the comments
and
include appropriate disclosure in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

General

1. Please indicate that you are an exploration stage company, that there is no assurance that a commercially viable mineral deposit exists on any of the properties, and that further exploration will be required before a final evaluation as to the economic and legal feasibility is determined. See Industry Guide 7(a) (4).

2. Add a statement that addresses that fact that the probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is extremely remote, in all probability the properties do not contain any reserves, and any funds spent on exploration will probably be lost.

3. Expand the disclosure concerning the exploration plans for the properties.
* Disclose a brief geological justification for each of the exploration projects written in non-technical language.
* Give a breakdown the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.
* If there is a phased program planned, briefly outline all phases.
* Alternatively, disclose there are no current detailed plans to conduct exploration on the property.
* Disclose how the exploration program will be funded.
* Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

4. Provide as an exhibit, a written consent from any experts whose name is cited, and/or whose work is incorporated into the document.
These consents should concur with the summary of the information in the report disclosed, and agree to being named as an expert in the registration statement.

2004 Field Program, page 10 and 8 - K Attachment (Press Release filed
November 18, 2004)

5. The first paragraph refers to "gathered float" samples followed by
"grab" samples. These references are followed by "the best samples" and "sample ranges" in prospect areas on page 12. As a general checklist, when reporting the results of sampling and chemical analyses:
* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.
* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
* Eliminate all disclosure of the highest values or grades of sample sets.
* Eliminate grades disclosed as "up to" or "as high as."
* Eliminate statements containing grade and/or sample-width ranges.
* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
* Generally, use tables to improve readability of sample and drilling data.
* Soil samples may be disclosed as a weighted average value over an area.
* Refrain from reporting single soil sample values.
* Convert all ppb quantities to ppm quantities for disclosure. Revise the filing accordingly.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
551-3718 or, in his absence, Roger Baer, mining engineer, at (202) 551-3705, if you have questions regarding engineering comments. Please contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-0405.


							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Richard R. Walters
Little Squaw Gold Mining Company
May 26, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE